Exhibit 99.1

PREMIER ROYALTY REPORTS ON RECENT SHARE PURCHASES BY SANDSTORM

THUNDER BAY, ON, January 31, 2013 – PREMIER ROYALTY INC. (NSR:TSX) (“Premier Royalty” or the “Company”) understands that Sandstorm Gold Ltd. (“Sandstorm”) acquired from Premier Gold Mines Limited (“Premier Gold”) its entire position of common shares and warrants of the Company on or about January 29, 2013.

In addition, on January 30, 2013, Sandstorm announced that it acquired an additional 11 million common shares of the Company. With the completion of these acquisitions, the Company understands that Sandstorm owns 46,678,221 common shares of Premier Royalty representing approximately 59.9% of the currently issued and outstanding common shares of Premier Royalty.

Premier Royalty further understands, based on public disclosure, that the share purchase agreement between Sandstorm and Premier Gold contains a top up provision whereby if Sandstorm acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the share purchase agreement (the "Subsequent Acquisition") and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the share purchase agreement, Sandstorm must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the share purchase agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the common shares and warrants to Sandstorm pursuant to the Subsequent Acquisition.

In light of these transactions, Premier Royalty’s Board is reviewing the need to appoint a financial advisor.

Abraham Drost, President and CEO of Premier Royalty stated:

“We wish to confirm our willingness to work with the board and management team at Sandstorm. We believe it continues to be “business as usual” for Premier Royalty as it continues to seek to optimize shareholder value as we realize on cash-flowing acquisition opportunities in the mining royalty space.”

About Premier Royalty Inc.

Premier Royalty Inc. features a high quality cash-flowing royalty portfolio on several remarkable gold mines including:

  1.5% NSR on the new (Q4/2012) Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA
  1% NSR on the new (Q1/2012) Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
  1% NSR on the venerable Buffelsfontein Mine operated by Village Main Reef in South Africa
  1% NSR on the Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
  1% NSR on the new (2010) Gualcamayo Mine operated by Yamana Gold in San Juan Province, Argentina

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Abraham Drost, P.Geo., President & CEO
Phone: 807-476-2401 Fax: 807-476-2409
email: info@premierroyalty.com
Web Site: www.premierroyalty.com

Nicole Marchand, Investor Relations
416-428-3533

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Royalty’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.